# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oxford Lane Capital Corp., CIK 0001495222
CUSIP: MULTIPLES
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 08/13/2025
Filed by CIK 0001607203
Persons authorized to receive notices and communications: Courtney Fandrick, 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830, 203 340 8536

## Reporting persons
- Eagle Point Credit Management LLC (CIK 0001607203): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,900,338; shared voting power 0; sole dispositive power 1,900,338; shared dispositive power 0; aggregate amount beneficially owned 1,900,338 (21.69% of the class)
- Thomas Philip Majewski (CIK 0001617694): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,500; shared voting power 1,900,338; sole dispositive power 5,500; shared dispositive power 1,900,338; aggregate amount beneficially owned 1,905,838 (21.75% of the class)

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares
Name of issuer: Oxford Lane Capital Corp.
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: Eagle Point Credit Management LLC
Residence or business address: 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
Present principal occupation or employment:
This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC ("EPCM"), a Delaware limited liability company, and (ii) Thomas Philip Majewski ("Mr. Majewski"), a United States citizen (the "Reporting Persons"). The principal business address for the Reporting Persons is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to certain private funds and separately managed accounts which hold the Preferred Shares described herein (collectively, the "Accounts"). Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares directly held by the Accounts. As such, EPCM can be deemed to beneficially own the Preferred Shares directly held by the Accounts.

EPCM is ultimately wholly owned by Eagle Point Holdings LP ("EP Holdings") through intermediary holding companies. Eagle Point Holdings GP LLC ("EP Holdings GP") is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the "EP Holdings Board") of which the majority of the members are appointed by Trident EP-II Holdings LLC ("EP-II LLC"), which also owns a majority of the voting interests in EP Holdings GP.

EP Holdings is a Delaware limited partnership and EP Holdings GP is a Delaware limited liability company. The principal business address of each of these entities is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830. EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830. Set forth below is the name and principal occupation of each member of the Board of EP Holdings GP. Each of the following individuals is a United States citizen.

Name Principal Occupation Principal Business Address
Chris C. Stroup Managing Director, c/o Stone Point Capital LLC,
Stone Point Capital LLC 20 Horseneck Lane,
Greenwich, CT 06830
Thomas P. Majewski Managing Partner, c/o Eagle Point Credit
EPCM (and certain affiliated advisers) Management LLC,
600 Steamboat Road, Suite 202,
Greenwich, CT 06830
James R. Matthews Managing Director, Stone Point Capital LLC c/o Stone Point Capital LLC,
20 Horseneck Lane,
Greenwich, CT 06830

Additional information regarding EPCM's ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.
Criminal convictions in the last five years: During the past five years, none of the Disclosed Parties has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Disclosed Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Reporting Persons' previous Schedule 13D filing relating to the Preferred Shares (filed with the SEC on May 16, 2025 and available at the following hyperlink: https://www.sec.gov/Archives/edgar/data/1495222/000110465925050127/0001104659-25-050127-index.htm , all of the Preferred Shares reported herein were acquired over a period of time in multiple secondary transactions at various market prices. The funds used to acquire each of the Preferred Shares were from each applicable Account's available investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction: EPCM caused the Accounts to acquire the Preferred Shares they hold for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts' ownership of the Preferred Shares over time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 1,900,638 Preferred Shares, which represents approximately 21.69% of all of the Issuer's outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be
Beneficially Owned By: Nature of Ownership Percentage of Class
Eagle Point Credit Management Sole Voting and Sole Dispositive 21.69%
LLC: 1,900,338 Power (1)
Thomas Philip Majewski: Shared Voting and Shared 21.75%
1,905,838 Dispositive Power (2)
EP Holdings (3): - - -
EP Holdings GP (3): - - -
EP Holdings Board members (3): - - -
EP-II LLC (3): - - -

(1) Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.
(2) As managing partner and portfolio manager for EPCM, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Accounts.
(3) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by the Accounts and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,900,638
Transactions in the class effected during the past sixty days:
Subsequent to the last amendment to this Schedule 13D, filed with the SEC on May 16, 2025, the Accounts engaged in the following secondary transactions:
Date Security Acquisition/ Number of Price per
Sale Preferred Preferred
Shares Share
5/16/2025 7.125% Series 2029 Term Preferred Shares Sale 829 24.02
5/16/2025 6.00% Series 2029 Term Preferred Shares Purchase 2 22.58
5/19/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.02
5/20/2025 6.00% Series 2029 Term Preferred Shares Purchase 746 22.58
5/21/2025 7.125% Series 2029 Term Preferred Shares Purchase 3,792 23.95
5/21/2025 6.00% Series 2029 Term Preferred Shares Purchase 354 22.89
5/22/2025 7.125% Series 2029 Term Preferred Shares Purchase 500 23.84
5/22/2025 6.00% Series 2029 Term Preferred Shares Purchase 20 22.60
5/23/2025 6.00% Series 2029 Term Preferred Shares Sale 102 22.95
5/23/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,165 22.85
5/27/2025 6.00% Series 2029 Term Preferred Shares Purchase 1 22.90
5/27/2025 6.00% Series 2029 Term Preferred Shares Sale 225 22.95
5/28/2025 7.125% Series 2029 Term Preferred Shares Sale 1,487 24.01
5/29/2025 7.125% Series 2029 Term Preferred Shares Sale 100 24.01
5/29/2025 6.00% Series 2029 Term Preferred Shares Sale 126 23.00
5/29/2025 6.00% Series 2029 Term Preferred Shares Purchase 198 22.85
5/30/2025 7.125% Series 2029 Term Preferred Shares Sale 3,751 24.01
6/2/2025 7.125% Series 2029 Term Preferred Shares Sale 1,152 24.05
6/2/2025 6.00% Series 2029 Term Preferred Shares Purchase 1,127 22.84
6/3/2025 7.125% Series 2029 Term Preferred Shares Sale 169 24.02
6/4/2025 7.125% Series 2029 Term Preferred Shares Sale 233 24.07
6/9/2025 7.125% Series 2029 Term Preferred Shares Sale 200 24.09
6/9/2025 6.00% Series 2029 Term Preferred Shares Sale 10,243 23.06
6/10/2025 7.125% Series 2029 Term Preferred Shares Sale 6,800 24.14
6/11/2025 7.125% Series 2029 Term Preferred Shares Sale 32 24.18
6/11/2025 6.00% Series 2029 Term Preferred Shares Sale 400 23.13
6/12/2025 7.125% Series 2029 Term Preferred Shares Sale 20,000 24.19
6/13/2025 7.125% Series 2029 Term Preferred Shares Sale 406 24.22
6/17/2025 6.00% Series 2029 Term Preferred Shares Sale 200 23.19
6/18/2025 6.00% Series 2029 Term Preferred Shares Sale 100 23.24
6/20/2025 7.125% Series 2029 Term Preferred Shares Purchase 559 24.2
6/20/2025 6.00% Series 2029 Term Preferred Shares Purchase 384 23.17
6/20/2025 7.125% Series 2029 Term Preferred Shares Sale 559 24.2
6/20/2025 6.00% Series 2029 Term Preferred Shares Sale 384 23.17
6/20/2025 6.00% Series 2029 Term Preferred Shares Sale 243 23.24
6/23/2025 7.125% Series 2029 Term Preferred Shares Sale 1838 24.27
6/24/2025 7.125% Series 2029 Term Preferred Shares Sale 80 24.26
6/25/2025 6.00% Series 2029 Term Preferred Shares Sale 299 23.24
6/26/2025 6.00% Series 2029 Term Preferred Shares Sale 669 23.26
6/27/2025 6.00% Series 2029 Term Preferred Shares Sale 12 23.27
6/30/2025 7.125% Series 2029 Term Preferred Shares Sale 5000 24.28
6/30/2025 6.00% Series 2029 Term Preferred Shares Sale 10001 23.29
7/1/2025 7.125% Series 2029 Term Preferred Shares Sale 8 24.3
7/1/2025 6.00% Series 2029 Term Preferred Shares Sale 60 23.34
7/2/2025 6.00% Series 2029 Term Preferred Shares Sale 112 23.36
7/3/2025 7.125% Series 2029 Term Preferred Shares Sale 5525 24.33
7/3/2025 6.00% Series 2029 Term Preferred Shares Sale 331 23.36
7/7/2025 7.125% Series 2029 Term Preferred Shares Sale 195 24.42
7/8/2025 7.125% Series 2029 Term Preferred Shares Sale 149 24.42
7/9/2025 7.125% Series 2029 Term Preferred Shares Sale 121 24.42
7/10/2025 6.00% Series 2029 Term Preferred Shares Sale 78 23.4
7/10/2025 7.125% Series 2029 Term Preferred Shares Sale 74 24.42
7/14/2025 Series 2027 Term Preferred Shares Sale 226 24.57
7/15/2025 7.125% Series 2029 Term Preferred Shares Sale 107 24.42
7/15/2025 6.00% Series 2029 Term Preferred Shares Sale 403 23.4
7/17/2025 6.00% Series 2029 Term Preferred Shares Sale 395 23.45
7/18/2025 6.00% Series 2029 Term Preferred Shares Sale 1530 23.46
7/21/2025 7.125% Series 2029 Term Preferred Shares Sale 200 24.46
7/22/2025 7.125% Series 2029 Term Preferred Shares Sale 695 24.46
8/12/2025 7.125% Series 2029 Term Preferred Shares Sale 5001 24.3
8/13/2025 7.125% Series 2029 Term Preferred Shares Sale 5000 24.35
8/13/2025 6.00% Series 2029 Term Preferred Shares Sale 10000 23.25
8/14/2025 7.125% Series 2029 Term Preferred Shares Sale 304 24.32
8/14/2025 6.00% Series 2029 Term Preferred Shares Sale 330 23.27
8/15/2025 6.00% Series 2029 Term Preferred Shares Sale 300 23.28

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationships between the Disclosing Parties are described in response to Item 2.

## Signatures
- Eagle Point Credit Management LLC: /s/ Courtney Fandrick, Courtney Fandrick, Chief Compliance Officer (08/15/2025)
- Thomas Philip Majewski: /s/ Thomas P. Majewski, Thomas P. Majewski (08/15/2025)